Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE

RESTATED ARTICLES OF INCORPORATION

OF

SEANERGY MARITIME HOLDINGS CORP.

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Stamatios Tsantanis, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, were amended and restated in their entirety as of the 11th day of July, 2008, and were further amended as of the 17th day of July, 2009, the 22nd day of July, 2010, the 17th day of June, 2011, the 4th day of August, 2011, the 7th day of January 2016 and the 19th day of March 2019 and restated in their entirety as of the 10th day of July 2019.

3.	Paragraph FOURTH of the Restated Articles of Incorporation is hereby deleted in its entirety and replaced with the following:

“FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty-five million (525,000,000) consisting of the following:

(1) five hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.

(2) twenty-five million (25,000,000) registered shares of preferred stock (“preferred shares”), with a par value of US $0.0001 per share. The Board of Directors (the “Board”) is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

Effective with the commencement of business on June 30, 2020, the Corporation has effected a 1 for 16 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from approximately 480,298,189 to approximately 30,018,636, subject to adjustment for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from approximately $48,029.82 to approximately $3,001.86, subject to adjustment for the cancellation of the fractional shares, and the amount of the reduction in stated capital shall be allocated to surplus.”

4.	All other provisions of the Restated Articles of Incorporation shall remain unchanged.

5.	This amendment to the Restated Articles of Incorporation was approved by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual meeting of the shareholders of the Corporation held on October 17, 2019, and by the Corporation’s Board of Directors on June 25, 2020.

IN WITNESS WHEREOF, I have executed this Amendment to the Restated Articles of Incorporation on this 29th day of June, 2020.

/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chief Executive Officer